Exhibit (a)(1)

November 7, 2007

Re: Tender Offer from Madison Investment Trust Series 79

Dear Piedmont REIT Stockholder:

We understand that you may have recently received or may receive in the near future a mailing from Madison Investment Trust Series 79, Madison Liquidity Investors, LLC and Madison Capital Management, LLC (collectively, “Madison”) with an offer to purchase or “tender” your shares of stock in Piedmont REIT at a price of $7.50 per share, less the amount of any dividends declared or made with respect to the shares between October 24, 2007 and December 5, 2007 or such other date to which the offer is extended. You should be aware that Piedmont REIT is not in any way affiliated with Madison, and we believe this offer is not in the best interests of our stockholders.

Our Board of Directors has carefully evaluated the terms of Madison’s offer and unanimously recommends that you reject Madison’s offer and not tender your shares.

The Board’s recommendation was reached after consulting with our management and our outside advisors. The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to Madison’s offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation against this offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the offer is not in the best interests of our stockholders are as follows:

•	We believe that the offer is less than the potential long-term value of Piedmont’s shares on a going-forward basis;

•	Madison has stated that the offer price represents the lowest price that might be acceptable to stockholders consistent with the Offerors’ objectives;

•

Given the timing of the offer and the offer price, we believe that the offer represents an opportunistic attempt to deprive our stockholders who tender shares in the offer of the potential opportunity to realize the full long-term value of their investment in Piedmont REIT;

•	The offer price is less than our last estimated net asset value of $8.93 per share determination made on January 3, 2007;

•

Madison will reduce the offer price by ordinary dividends paid by Piedmont REIT, and stockholders who tender shares in the offer will not receive the fourth quarter dividend declared by the Board of Directors;

•	Our Board of Directors intends to reinstate the Company’s share redemption program pursuant to which your shares may be redeemed in the fourth quarter of 2007;

•

Our Board of Directors will continue to monitor the demand of our stockholder and requesting redemptions pursuant to the share redemption program and will consider amending the share redemption program or adopting other liquidity programs to provide additional liquidity for the Company’s stockholders if the demand for redemptions exceeds the limitations of the share redemption program; and

•	The Offer is subject to certain conditions, many of which provide the Offerors with the sole discretion to determine whether the conditions have been met.

In summary, we continue to believe that you should view Madison as an opportunistic purchaser which is attempting to acquire your shares in order to make a short-term profit and, as a result, deprive you of the potential long-term value of your shares.

Should you have any questions about this tender offer or other matters, please contact the Piedmont REIT Investor Services Department at 800-557-4830 or via e-mail at investor.services@PiedmontReit.com.

We appreciate your trust in Piedmont REIT and its Board of Directors. We encourage you to follow the Board’s recommendation and not tender your shares to Madison.

Sincerely,

Donald A. Miller, CFA

Chief Executive Officer

Piedmont Office Realty Trust, Inc.

Enclosure

Disclosures

This correspondence may contain forward-looking statements about Wells REIT. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this correspondence should be aware that there are various factors, many of which are beyond the control of Piedmont REIT, that could cause actual results to differ materially from any forward-looking statements made in this correspondence, which include changes in general economic conditions, changes in real estate conditions, increases in interest rates, the potential need to fund capital expenditures out of operating cash flow, and lack of availability of financing or capital proceeds. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this correspondence. Piedmont REIT does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. Piedmont REIT urges you read carefully Item 8 of the enclosed Schedule 14D-9 for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this correspondence.

The estimated net asset valuation determination of Piedmont REIT’s common stock made on January 3, 2007 was based upon information provided by an independent third party based on the net asset value of the assets and liabilities of Piedmont REIT as of September 30, 2006, is only an estimate, and is based on a number of assumptions and estimates which may not be accurate or complete.